
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2003

THE GOODYEAR TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)


Ohio	1-1927	34-0253240
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

1144 East Market Street, Akron, Ohio	**44316-0001**
(Address of principal executive offices)	**(Zip Code)**


Registrant's telephone number, including area code: (330) 796-2121


Item 5. Other Events

On February 4, 2003, The Goodyear Tire & Rubber Company issued a news release announcing the elimination of its quarterly dividend. The news release is attached hereto as Exhibit 99.1.

Item 7. Exhibits

Designation of Exhibits in this Report	Description of Exhibit
99.1	News Release dated February 4, 2003.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Date: February 4, 2003   By   /s/ Robert W. Tieken

Robert W. Tieken
Executive Vice President and Chief Financial Officer